Exhibit 99.3

Nano Labs Ltd

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

Being (a) shareholder(s) of the Company holding ____________class [A / B] ordinary shares respectively hereby appoint of
or failing him/her

of

or failing him/her the duly appointed chairperson of the extraordinary general meeting (the “Chairperson”) as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the shareholders of the Company (the “EGM”) to be held at 10 A.M. on March 7, 2025, Beijing time (9 P.M. on March 6, 2025, U.S. Eastern time) at China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, The Peoples Republic of China, and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Proposal 1: Share Capital Increase	For	Against	Abstain

RESOLVED AS AN ORDINARY RESOLUTION, the increase in the authorized share capital of the Company from US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (i) 14,141,093 Class A Ordinary Shares of par value of US$0.002 each, (ii) 2,858,909 Class B Ordinary Shares of par value of US$0.002 each and (iii) 7,999,998 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect to US$4,200,000 dividing into 2,100,000,000 shares with a par value of US$0.002 each, comprising 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect by creation of (a) authorized but unissued 1,082,999,998 Class A Ordinary Shares of par value of US$0.002 each and (b) authorized but unissued 992,000,002 shares of a par value of US$0.002 each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect (the “Share Capital Increase”), with effect from the date of the ordinary resolution be approved.

Any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Capital Increase.

The Company’s registered office provider be instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Capital Increase.

Proposal 2: Class B Shares Vote Increase	For	Against	Abstain

RESOLVED AS A SPECIAL RESOLUTION, the increase in the votes per Class B ordinary share of the Company from 15 to 30 (the “Class B Shares Vote Increase”), with effect from the date of the special resolution be approved.

Any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Class B Shares Vote Increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Class B Shares Vote Increase.

The Company’s registered office provider be instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Class B Shares Vote Increase.

Proposal 3: Adoption of The Fifth Amended and Restated Memorandum and Articles of Association	For	Against	Abstain

RESOLVED AS A SPECIAL RESOLUTION, the current memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association (the “New M&A”), annexed as Annex A hereto to, among others, reflect the Share Capital Increase and the Class B Shares Vote Increase.

RESOLVED AS AN ORDINARY RESOLUTION, the New M&A and these resolutions be filed to the Registrar of Companies in the Cayman Islands.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the senior holder (see note 4 below) should sign.

Please provide the names of all other joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) in China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, The Peoples Republic of China, Attention: Proxy Operation, or send copies of the foregoing by email to zhanglu@nano.cn marked for the attention of Jianping Kong, as soon as possible and in any event not later than the close of business on February 28, 2025, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialed by you.

8	A proxy may only vote on a poll.

9	One or more holders of shares which carry not less than one-third of all votes attaching to shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, shall constitute a quorum.

10	In accordance with Article 68 of the Articles of Association of the Company, the chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. The current chairperson of the Company is Jianping Kong, thus he shall preside as the chairperson of the EGM.

11	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12	In accordance with Article 161 of the Articles of Association of the Company, the Company has established the close of business on January 28, 2025, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.